SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Minutes of the 178th Board of Directors’ Meeting” dated on May 19, 2010.

Norair Ferreira do Carmo
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail:ncarmo@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; June 07, 2010) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 178th Board of Directors’ meeting held on May 19, 2010:

1. DATE, TIME AND VENUE: May 19, 2010, at 12:00 (Brasília time), especially held in Madrid – Spain located at Ronda de la Comunicacion, Edifício Central, Planta 1, room Juan Gris.

2. ATTENDEES: Attended the Board members mentioned at the end, verifying the quorum according to the Company’s Bylaws.

3. DELIBERATIONS:

3.1) Removal and Appointment of Board of Directors: the Board, by unanimous vote of the members present, appreciated and accepted the removal by personal issues and conflict of temporary interest, presented by the member Juan Carlos Ros Bruguera, and appointed in place to serve until the first general meeting under the Article 150 of Law #6404/76, the shareholder Jose Manuel Fernandez Normiella, Spanish, married, academic background in engineering energy science, bearer of the ID #1.158.700 Y, resident and domiciled in Madrid, Spain, with commercial address at Calle Príncipe de Vergara, 7, complementing the current mandate, which ends on the date of the Ordinary General Shareholders´ Meeting in the year of 2013. It was registered that the mandate of the member resident and domiciled abroad will be conditioned to appoint a representative that resides in Brazil, under the terms of the 2nd paragraph of article 146 of the Corporate Law. In the opportunity was presented the curriculum of the member appointed, and was also informed that was not involved in legal impediments to the exercise of the member of the Board position and that is in condition of sign a declaration of disengagement according to paragraph 4 of the article 147 of Law #6404/76 and Article 2 of CVM´s Instruction 367 of May 29, 2002.

(aa) Antonio Carlos Valente da Silva - Chairman of the Board; José Maria Alvarez-Pallete Lopez – Vice-Chairman of the Board, represented by Antonio Carlos Valente da Silva, through delegation of vote. Antonio Viana Baptista; Enrique Used Aznar; Fernando Abril-Martorell Hernandez; Fernando Xavier Ferreira; Francisco Javier de Paz; Guillermo José Fernández Vidal; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Iñaki Urdangarin; José Fernando de Almansa Moreno-Barreda; Miguel Angel Gutierrez Mendez; Narcis Serra Serra. It also signs the present the representative of the Secretary of the Company’s Board of Directors, Fabiane Reschke.

Certify that the deliberation registered in the present instrument consists of minutes of the 178th Meeting of the Board of Directors of Telecomunicações de São Paulo SA - Telesp, held on May 19, 2010, drawn up in own book.

Fabiane Reschke
representing the Secretary of the Company’s Board of Directors

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	June 07, 2010	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director